SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 10th February 2005

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

ANNEX A

THE INFORMATION IN THIS REPORT SHALL BE DEEMED TO BE FILED BY GLAXOSMITHKLINE PLC (THE "COMPANY") WITH THE SECURITIES AND EXCHANGE COMMISSION SOLELY FOR PURPOSES OF INCORPORATION BY REFERENCE INTO THE COMPANY'S REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13022, 333-88966 AND 333-100388).

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Issued: 10th February 2005, London
Preliminary Announcement of Results for the year ended 31st December 2004 GSK delivers 2004 EPS in line with guidance and confirms return to growth in 2005

GlaxoSmithKline plc (GSK) today announces its results for the year ended 31st December 2004. The full UK GAAP results are presented under ‘Profit and loss account’ on pages 8 and 9 and are summarised below.

	UK GAAP FINANCIAL RESULTS*
	2004		Growth		Q4 2004		Growth

	£m		CER %	£%	£m		CER %	£%

Turnover	20,359		1	(5)	5,333		3	(1)
Business performance*
Trading profit	6,150		(1)	(11)	1,282		(7)	(13)
Profit before tax	6,119		2	(9)	1,390		17	8
Earnings per share	75.0	p	2	(9)	16.8	p	15	6
Statutory results
Trading profit	6,150		5	(6)	1,282		5	(2)
Profit before tax	6,119		8	(3)	1,390		34	24
Earnings per share	75.0	p	8	(3)	16.8	p	31	22

Following a European Union Regulation issued in 2002, GSK will move to reporting its financial results in accordance with International Financial Reporting Standards (IFRS) from 1st January 2005. For information purposes the 2004 full year results, restated onto an IFRS basis, are presented on page 24. More detailed restatement information is published separately today and is available on www.gsk.com.

SUMMARY*

•	Financial guidance delivered:
	–	Global pharmaceutical sales growth of 1% in 2004, despite the significant impact of generic competition to Paxil and Wellbutrin. Excluding sales of these products, turnover grew 10% in the USA and 7% globally.
	–	EPS growth of 2% in 2004, with growth in Q4 of 15%.
	–	2004 dividend increased 1p to 42p per share.
	–	Weak US dollar adversely impacted performance during the year in sterling terms.

•	Strong performance of key products:
	–	Seretide/Advair for asthma	up 19% to £2.5 billion
	–	Avandia/Avandamet for diabetes	up 32% to £1.1 billion
	–	Lamictal for epilepsy/bipolar disorder	up 32% to £678 million
	–	Valtrex for herpes	up 24% to £571 million
	–	Coreg for heart disease	up 34% to £432 million
	–	Vaccines	up 11% to £1.2 billion
	–	In all, 12 GSK products each had sales of over £500 million in 2004.

•	Pipeline momentum building:
	–	Major phase III assets making good progress: Cervarix for cervical cancer, Rotarix for rotavirus, lapatinib for cancer and Allermist for rhinitis.
	–	45 NCEs in phase II, with data on at least 15 of these expected in 2005.
	–	Vaccines R&D seminar to be held on 30th June 2005.

•	Earnings guidance:
	–	On an IFRS basis, 2005 EPS percentage CER growth is expected to be in the low double-digit range (which equates to high single digit growth in UK GAAP terms).

*	The Group's practice is to discuss its results in terms of constant exchange rate (CER) growth. For 2004, the Group is reporting results on a statutory basis only. Growth rates are presented comparing 2004 results both with 2003 business performance results (see page 22) and 2003 statutory results. All commentaries compare 2004 results with 2003 business performance results in CER terms unless otherwise stated. Results in 2003 have been restated following the implementation of UITF 17 (revised) and UITF 38. See 'Accounting for own shares' on page 6 and 'Accounting Presentation and Policies' on page 22 for fuller explanations of these matters.

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Commenting on the performance for the year and GSK's outlook, JP Garnier, Chief Executive Officer, said: "These results confirm the success with which GSK has navigated a difficult year, absorbing over £1.5 billion of lost sales to generics and still managing to grow the business. The continuing success of our key products means we can now look forward to a good performance in 2005.

2005 will also be an important year in terms of R&D pipeline progress. We expect to generate significant new data on our major phase III assets as well as making good progress with our large portfolio of phase II NCEs – new data are expected on at least 15 of these in 2005. We look forward to talking more about the pipeline at regular therapy area seminars, the first of which, on 30th June 2005, will profile our vaccines portfolio.”

STRONG 2004 GROWTH IN KEY PRODUCTS

•	Sales of GSK’s biggest selling product, Seretide/Advair for asthma and COPD, were up 19% to £2.5 billion. Seretide/Advair is the 6th largest pharmaceutical product globally and the 2nd largest in Europe.

In the USA, Advair sales grew 20% to £1.3 billion. Growth in Europe was also strong (+18% to £902 million), although reported growth in the fourth quarter was adversely impacted by a one-off rebate adjustment in Germany and wholesaler de-stocking in Italy.

GSK believes that new clinical data to be published next month will reinforce the position of Seretide as the market leading asthma treatment. The CONCEPT Study is the first long-term (52 week), double-blinded, head-to-head study of Seretide stable dosing versus Symbicort adjustable maintenance dosing. The conclusion of the study shows that patients receiving Seretide had significantly more symptom-free days, and a rate of asthma attacks almost half that of Symbicort.

•	GSK’s diabetes treatments Avandia/Avandamet continue to perform very strongly, with overall sales of £1.1 billion (+32%). Sales in the United States grew 26% to £852 million. Encouragingly, Avandia/Avandamet are also growing very strongly in Europe and International markets with sales up 49% and 62% respectively. Strong performance in these markets is being driven by the growing acceptance among opinion leaders and physicians of the benefits of these new products in improving control for diabetic patients.

•	The strong growth of GSK’s epilepsy and bi-polar disorder treatment Lamictal continues, with sales up 32% to £678 million. Ongoing US growth (+49% to £414 million) is being driven by the indication for the maintenance treatment of bi-polar disorder received last year.

•	GSK’s vaccines business had a strong year, with sales up 11% to £1.2 billion. Several key products are driving growth – Pediarix (+12% to £357 million), Priorix (+14% to £95 million) and Fluarix (+38% to £79 million).

•	Coreg (for heart disease) sales grew 34% to £432 million. Coreg continues to benefit from its wide range of indications. Additionally, results from a new landmark study of diabetic patients with hypertension (GEMINI) published in JAMA in November, showed Coreg improved cardiovascular risk factors and stabilised glycemic control relative to the beta blocker metoprolol.

•	Sales of herpes treatment Valtrex exceeded the £500 million barrier for the first time in 2004 (+24% to £571 million). Performance is being driven by the USA (+30% to £369 million) where the product is the clear market leader in treatments for genital herpes.

•	Global HIV product sales rose 4% to £1.5 billion and sales in the USA increased 4% to £747 million. GSK continues to grow its HIV franchise, despite the launch of several new products by competitors.

GSK’s HIV performance was enhanced by the launch of Epzicom, a new combination product (Epivir/Ziagen) in the USA in August 2004 and in the EU (under the name Kivexa) in January 2005.

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LINE EXTENSIONS CONTINUE TO MITIGATE GENERIC COMPETITION

•	Total sales of Wellbutrin products fell 12% to £751 million. Wellbutrin IR and SR sales fell 64% to £284 million as a result of generic competition. This impact was partially offset, however, by the exceptionally strong performance of WellbutrinXL, the new once-daily product, which achieved sales of £467 million in its first full year on the market.

•	Total sales of the Paxil franchise were down 39% to £1.1 billion as a result of generic competition to Paxil IR (sales of which declined 53% to £667 million). Mitigating this decline was the continued strong performance of the product in Japan (+25% to £171 million) and the performance of Paxil CR which generated sales of £396 million (+14%).

PIPELINE UPDATE

•	GSK has one of the largest and most promising pipelines in the industry with 148 projects in clinical development – 90 NCEs, 37 PLEs and 21 vaccines. The number of NCEs in the pipeline has increased by 80% since the merger.

•	45 NCEs are now in Phase II trials and data on at least 15 of these are expected during 2005, including compounds to treat HIV, diabetes, blood disorders and multiple sclerosis.

2005 new product launches

•	Vesicare for the treatment of overactive bladder which GSK will co-promote with Yamanouchi Pharma America, was launched in the USA in January 2005.

•	Rotarix, the only 2 dose oral vaccine for the prevention of rotavirus gastroenteritis in infants, was launched in its first market – Mexico – on 10th January 2005. The vaccine, which has already been filed in over 30 International markets, was also submitted to the EU for approval in December 2004. Rotavirus causes nearly 500,000 deaths per year, mainly in the developing world. In the USA the cost burden of rotavirus disease is estimated to be over £1 billion per year.

•	Approval of Boniva, a potent oral bisphosphonate for the treatment of osteoporosis – the first with a convenient once-monthly dosing regimen – is expected in the USA in March 2005 and in Europe later in the year. A quarterly i.v. dosing regimen was filed in December 2004. Boniva is being co-developed by GSK and Roche. The global bisphosphonate market is currently worth nearly £3 billion and grew over 20% in 2004.

•	An FDA approvable letter was received for diabetes product Avandaryl, a once daily combination of Avandia + Aventis’ Amaryl during Q3 2004. GSK continues to work with the FDA to bring about a resolution of outstanding issues and is aiming for the product to be approved before the end of 2005.

•	A decision from the FDA is expected in February 2005 on the approval of Requip for the treatment of restless leg syndrome, an area of significant unmet medical need.

•	Entereg, the first product expected to be approved for the management of post-operative ileus is under review by the FDA and a decision on approval is expected in Q3 2005. GSK and Adolor are collaborating on the worldwide development and commercialisation of Entereg.

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Near-term opportunities (filing 2005-06)

•	Phase II and III trials in a variety of solid tumours are progressing for lapatinib (’016). Results from a number of studies are due to be received during 2005.

•	Trexima, a unique dual-acting product to treat migraine, is scheduled to be filed in the second half of 2005.

•	Other products expected to be filed in 2005 include nelarabine for childhood T-cell leukaemia and ‘833 for the treatment of bacterial skin infections.

•	Allermist (’698) entered phase III studies for rhinitis during Q3 2004 and filing is expected in 2006.

•	Cervarix, GSK’s new HPV vaccine for the prevention of cervical cancer, is expected to be filed in the EU and international markets in 2006 and has ‘fast track’ review status in the USA, although an FDA filing date has yet to be scheduled. In initial studies, Cervarix has already demonstrated 100% efficacy against persistent infections caused by the two main viral sub-types which cause cervical cancer (HPV 16 and 18) and is expected to make a major contribution to improved healthcare globally.

•	In 2006, GSK also expects to file for US approval of ’115, potentially the first oral product for the treatment of thrombocytopenia.

•	GSK expects to file an NK1 antagonist for emesis (’599 (vestipitant) or ’769) during 2006.

•	Improved once-daily formulations are planned to be filed in 2005 for Avandamet XR, Requip CR and Coreg CR and in 2006 for Lamictal XR and Wellbutrin XL (in the EU).

Other pipeline news

•	The Phase III clinical development plan and expected filing date for GSK’s COX-2 inhibitor ’381 will be finalised after the FDA’s Advisory Committee meeting on the COX-2 class on 16-18th February 2005.

•	Phase II data, received in Q4 2004, on GSK’s DPP-IV product for diabetes showed significant efficacy in reducing plasma glucose levels which were sustained over a 24 hour period, offering the potential for once-a-day dosing. The product is expected to enter phase III trials in 2006.

•	‘771, GSK’s CCK-A agonist for obesity did not demonstrate sufficient efficacy to ensure a competitive profile and further clinical development has been discontinued.

CONSUMER HEALTHCARE 2004 PERFORMANCE

•	Over-the-counter medicine sales were £1.5 billion, up 2%. Sales growth from smoking control products in the USA (+12%) and Europe (+24%) helped to offset the decline in Dermatological products (-14%) due to generic competition to Cutivate in the USA. Expansion of the Panadol brand in International markets helped Analgesics grow 7%.

•	Oral Care sales were £1.1 billion, up 4%. Strong growth in International (+9%) was led by the Sensodyne, Polident and Poligrip brands.

•	Sales of Nutritional healthcare products grew 5% to £0.6 billion. Lucozade grew 7% to £268 million.

•	In July, GSK obtained the over-the-counter marketing rights in the USA for orlistat, an FDA-approved prescription product for obesity management marketed by Roche as Xenical. Following discussions with the FDA, GSK anticipates submitting an application to the FDA in 2005 to sell orlistat (60mg) over-the-counter. Orlistat has the opportunity to be the first FDA approved over-the-counter weight loss product.

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FINANCIAL REVIEW

Trading profit and earnings per share – full year

Trading profit was £6,150 million, a 1% decrease in CER terms (11% decline in sterling terms) compared with 2003 business performance. The trading margin declined 2.0 percentage points compared with 2003. Net of currency movements the margin declined 0.7 percentage points, reflecting higher R&D expenditure, a higher cost of goods due to a less favourable product mix, and higher provisions for legal matters, partially offset by cost savings initiatives in general and administration and lower charges related to programmes to deliver future cost savings.

The higher provisions for legal matters included a charge in S,G&A of £141 million in Q4 2004 related to the use of an IBNR (incurred but not reported) actuarial technique to determine a reasonable estimate of the Group’s exposure for unasserted claims in relation to a number of products.

Other operating expense was £60 million compared with £133 million in 2003. The charge in 2004 reflects provisions related to anti-trust and other legal matters, partly offset by minor product divestments, sales of equity investments and other income. The net charge from legal provisions and gain on sales of equity investments was lower in 2004 compared with last year.

Disposal of associates principally reflects the disposal of an interest in Quest Diagnostics, Inc. shares, which resulted in a profit of £139 million.

Total legal provisions and charges relating to programmes to deliver future cost savings, when offset by asset disposal profits, were in CER terms, £122 million lower in 2004 than in 2003. EPS of 75 pence increased 2% in CER terms (declined 9% in sterling terms) compared with 2003 business performance EPS. The adverse currency impact on EPS of 11 percentage points reflected the significant weakening of the US dollar relative to last year.

Compared with 2003 statutory results, which included merger and manufacturing restructuring costs and disposals of businesses, EPS increased 8% in CER terms (declined 3% in sterling terms).

Trading profit and earnings per share – Q4 2004

In the quarter, trading profit was £1,282 million, down 7%. The trading margin declined 3.3 percentage points compared with Q4 2003 business performance. Net of currency the margin declined 2.5 percentage points, reflecting higher provisions for legal matters only partially offset by lower charges relating to programmes to deliver future cost savings, higher R&D expenditure and higher cost of goods due to a less favourable product mix, including generic competition in the USA.

Net other operating income was £40 million in the quarter compared with a £167 million expense in Q4 2003. The 2004 income included some minor product disposals partly offset by some provisions for anti-trust and other legal matters. The charge in 2003 included higher legal costs, principally relating to Relafen anti-trust settlements. Disposal of associates reflects the disposal of an interest in Quest Diagnostics, Inc. shares, which resulted in a profit of £97 million.

Total legal provisions and charges relating to programmes to deliver future cost savings, when offset by asset disposal profits, were in CER terms, £232 million lower in Q4 2004 than in Q4 2003. EPS of 16.8 pence increased 15% in CER terms and 6% in sterling terms.

Currencies

The 2004 results are based on average exchange rates, principally £1/$1.83, £1/Euro 1.47 and £1/Yen 197. The period-end exchange rates were £1/$1.92, £1/Euro 1.41 and £1/Yen 197 and at 31st January 2005 the exchange rates were £1/$1.89, £1/Euro 1.45 and £1/Yen 195. If exchange rates were to hold at these latter levels for the remainder of 2005 the negative currency impact on earnings per share growth would be approximately 2-3% for the full year.

Dividend

The Board has declared a fourth interim dividend of 12 pence per share making a total for the year of 42 pence per share. This compares with a dividend of 41 pence per share for 2003. The equivalent dividend receivable by ADR holders is 44.438 cents per ADS based on an exchange rate of £1/$1.8516. The dividend will have an ex-dividend date of 16th February 2005 and will be paid on 7th April 2005 to shareholders and ADR holders of record on 18th February 2005.

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Earnings guidance

On an IFRS basis, 2005 EPS percentage CER growth is expected to be in the low double-digit range (which equates to high single digit growth in UK GAAP terms).

Share buy-back programme

In October 2002, GSK commenced a new £4 billion share buy-back programme. Of this new programme, £219 million was accounted for in 2002, £980 million in 2003 and £1,000 million in 2004. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

Accounting for own shares

In 2004, the Group has adopted UITF 17 (revised) and UITF 38 – see 'Accounting Presentation and Policies' on page 23. As a result of the reclassification of own shares to equity shareholders' funds, net assets at 31st December 2003 decreased by £2,661 million. The full year 2003 effect is that trading profit and profit before taxation have been reduced by £16 million and earnings have been reduced by £6 million.

Legal and other disputes

The GSK accounting policy for legal and other disputes is set out on page 96 of the Annual Report 2003. The policy states that a provision is made for the anticipated settlement costs and legal and other expenses associated with claims received and legal and other disputes against the Group where a reasonable estimate can be made of the outcome of the dispute. In the past, no provision was made for unasserted claims or where obligations existed under a dispute but it was not possible to make a reasonable estimate.

GSK has undertaken a review of its product liability claims and assessed that a number of products now have a history of claims made and settlements which makes it possible to use an IBNR (incurred but not reported) actuarial technique to determine a reasonable estimate of the Group's exposure for unasserted claims in relation to those products. A provision of £141 million was created on this basis in Q4 2004.

The IBNR basis is currently used by a number of other pharmaceutical companies to estimate product liability provisions.

International Financial Reporting Standards (IFRS)

The impact of the conversion to IFRS on the 2004 UK GAAP results is to reduce earnings by £394 million and EPS by 6.9 pence. The principal adjustments to UK GAAP are for share based payments (5.5 pence), and a higher tax charge (1.9 pence), principally related to intercompany items on which a deferred tax credit is available under UK GAAP, but not under IFRS. This particular difference in taxation treatment is not expected to recur.

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GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson David Mawdsley Chris Hunter-Ward	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Patricia Seif	(215) 751 7709 (919) 483 2839 (215) 751 7709

	European Analyst / Investor	Duncan Learmouth Anita Kidgell	(020) 8047 5540 (020) 8047 5542

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies with the exception of Levitra, a trade mark of Bayer, Vesicare, a trade mark of Yamanouchi Pharmaceutical, Entereg, a trade mark of Adolor and Boniva, a trade mark of Roche, which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under the section ‘Cautionary statement regarding forward-looking statements’ on page 21.

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PROFIT AND LOSS ACCOUNT
Year ended 31st December 2004

2003

2004 Statutory	Growth /(decline)*	Business Performance (restated)	Merger, restructuring and disposal of businesses	Statutory (restated)
£m	CER%	£m	£m	£m

Turnover:
Pharmaceuticals	17,146	1	18,181	—	18,181
Consumer Healthcare	3,213	3	3,260	—	3,260

TURNOVER	20,359	1	21,441	—	21,441

Cost of sales	(4,309)	7	(4,188)	(356)	(4,544)

Gross profit	16,050	—	17,253	(356)	16,897

Selling, general and administration	(7,061)	(2)	(7,579)	(18)	(7,597)
Research and development	(2,839)	8	(2,770)	(21)	(2,791)

Trading profit:
Pharmaceuticals	5,530	(2)	6,302	(369)	5,933
Consumer Healthcare	620	9	602	(26)	576

TRADING PROFIT	6,150	(1)	6,904	(395)	6,509

Other operating income/(expense)	(60)	(133)	—	(133)

Operating profit	6,090	—	6,771	(395)	6,376
Profit on disposal of interests in associates	138	—	—	—
Business disposals	(1)	—	5	5
Profits of associates	95	93	—	93

Profit before interest	6,322	6,864	(390)	6,474
Net interest payable	(203)	(161)	—	(161)

PROFIT BEFORE TAXATION	6,119	2	6,703	(390)	6,313

Taxation	(1,701)	(1,838)	109	(1,729)

Profit after taxation	4,418	1	4,865	(281)	4,584
Minority interests	(114)	(94)	—	(94)
Preference share dividends	(2)	(12)	—	(12)

EARNINGS	4,302	1	4,759	(281)	4,478

EARNINGS PER SHARE	75.0	p	2	82.0	p	77.1	p

Diluted earnings per share	74.8	p	76.9	p

Weighted average number of shares (millions)	5,736	5,806	5,806

* Growth rates are calculated comparing 2004 statutory results with 2003 business performance results. Results in 2003 have been restated following the implementation of UITF 17 (revised) and UITF 38 – see 'Accounting Presentation and Policies' on page 22.

Appropriations of profit attributable to shareholders are set out under 'Appropriations' on page 15.

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PROFIT AND LOSS ACCOUNT
Three months ended 31st December 2004

Q4 2003

Q4 2004 Statutory	Growth /(decline)*	Business Performance (restated)	Merger, restructuring and disposal of businesses	Statutory (restated)
£m	CER%	£m	£m	£m

Turnover:
Pharmaceuticals	4,487	3	4,515	—	4,515
Consumer Healthcare	846	1	863	—	863

TURNOVER	5,333	3	5,378	—	5,378

Cost of sales	(1,158)	7	(1,116)	(123)	(1,239)

Gross profit	4,175	2	4,262	(123)	4,139

Selling, general and administration	(2,047)	6	(1,977)	(37)	(2,014)
Research and development	(846)	8	(815)	(7)	(822)

Trading profit:
Pharmaceuticals	1,110	(8)	1,299	(160)	1,139
Consumer Healthcare	172	3	171	(7)	164

TRADING PROFIT	1,282	(7)	1,470	(167)	1,303

Other operating income/(expense)	40	(167)	—	(167)

Operating profit	1,322	8	1,303	(167)	1,136
Profit on disposal of interests in associates	97	—	—	—
Business disposals	(1)	—	2	2
Profits of associates	23	23	—	23

Profit before interest	1,441	1,326	(165)	1,161
Net interest payable	(51)	(43)	—	(43)

PROFIT BEFORE TAXATION	1,390	17	1,283	(165)	1,118

Taxation	(401)	(350)	49	(301)

Profit after taxation	989	14	933	(116)	817
Minority interests	(28)	(23)	—	(23)
Preference share dividends	—	(1)	—	(1)

EARNINGS	961	14	909	(116)	793

EARNINGS PER SHARE	16.8	p	15	15.8	p	13.8	p

Diluted earnings per share	16.8	p	13.7	p

* Growth rates are calculated comparing Q4 2004 statutory results with Q4 2003 business performance results. Results in 2003 have been restated following the implementation of UITF 17 (revised) and UITF 38 – see 'Accounting Presentation and Policies' on page 22.

Appropriations of profit attributable to shareholders are set out under 'Appropriations' on page 15.

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PHARMACEUTICAL TURNOVER
Year ended 31st December 2004

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	4,415	7	2,183	9	1,538	5	694	4
Seretide/Advair,
Flixotide/Flovent, Serevent	3,428	9	1,710	9	1,253	8	465	11
Seretide/Advair	2,461	19	1,330	20	902	18	229	15
Flixotide/Flovent	618	(7)	251	(12)	189	(7)	178	2
Serevent	349	(15)	129	(26)	162	(13)	58	24
Flixonase/Flonase	578	7	450	9	59	7	69	(5)

CENTRAL NERVOUS SYSTEM	3,463	(16)	2,271	(19)	748	(11)	444	(7)
Seroxat/Paxil	1,063	(39)	519	(51)	251	(31)	293	(8)
Paxil IR	667	(53)	131	(82)	251	(31)	285	(10)
Paxil CR	396	14	388	13	—	—	8	>100
Wellbutrin	751	(12)	735	(12)	1	>100	15	(37)
Wellbutrin IR, SR	284	(64)	270	(65)	1	>100	13	(44)
Wellbutrin XL	467	>100	465	>100	—	—	2	>100
Imigran/Imitrex	682	(2)	492	(2)	142	(2)	48	(6)

Lamictal	678	32	414	49	219	10	45	12
Requip	116	25	53	26	56	22	7	35

ANTI-VIRALS	2,360	8	1,165	12	725	1	470	7

HIV	1,463	4	747	4	559	2	157	8
Combivir	571	4	280	4	226	5	65	(1)
Trizivir	322	(8)	177	(10)	130	(8)	15	13
Epivir	294	7	139	4	115	10	40	14
Ziagen	155	—	73	(5)	60	(1)	22	25
Retrovir	43	2	17	—	16	4	10	3
Agenerase, Lexiva	63	80	46	>100	12	21	5	29

Herpes	718	15	380	31	138	(5)	200	6
Valtrex	571	24	369	30	90	6	112	19
Zovirax	147	(10)	11	38	48	(21)	88	(8)

Zeffix	130	7	11	18	22	27	97	3

ANTI-BACTERIALS	1,561	(9)	356	(24)	701	(6)	504	1
Augmentin	708	(9)	223	(21)	298	(9)	187	9
Augmentin IR	533	(5)	59	(15)	293	(10)	181	8
Augmentin ES	74	(39)	69	(42)	—	—	5	>100
Augmentin XR	101	6	95	1	5	>100	1	>100
Zinnat/Ceftin	218	(7)	9	(52)	133	—	76	(8)

METABOLIC	1,253	27	852	26	135	19	266	35
Avandia, Avandamet	1,116	32	852	26	103	49	161	62

VACCINES	1,196	11	268	6	523	7	405	21
Hepatitis	406	3	134	(5)	201	7	71	9
Infanrix, Pediarix	357	12	129	16	162	11	66	8

ONCOLOGY & EMESIS	934	2	679	2	170	6	85	(5)
Zofran	763	8	565	10	130	5	68	(2)
Hycamtin	99	(3)	64	(7)	29	13	6	(19)

CARDIOVASCULAR & UROGENITAL	933	31	563	27	262	51	108	15
Coreg	432	34	425	37	—	—	7	(43)
Levitra	49	41	20	—	21	87	8	>100
Avodart	64	>100	34	>100	27	>100	3	>100

OTHER	1,031	(7)	88	(1)	326	(5)	617	(8)
Zantac	273	(12)	70	1	72	(22)	131	(13)

TOTAL PHARMACEUTICALS	17,146	1	8,425	—	5,128	2	3,593	3

Pharmaceutical turnover includes co-promotion income.

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PHARMACEUTICAL TURNOVER Three months ended 31st December 2004

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	1,173	4	568	7	403	(2)	202	8
Seretide/Advair, Flixotide/Flovent, Serevent	920	5	458	8	328	(1)	134	13
Seretide/Advair	668	13	367	16	238	7	63	21
Flixotide/Flovent	167	(8)	64	(11)	50	(13)	53	3
Serevent	85	(17)	27	(25)	40	(22)	18	22
Flixonase/Flonase	143	5	105	2	14	5	24	23

CENTRAL NERVOUS SYSTEM	837	(9)	536	(6)	183	(19)	118	(10)
Seroxat/Paxil	242	(23)	108	(20)	55	(38)	79	(13)
Paxil IR	144	(34)	13	(69)	55	(38)	76	(16)
Paxil CR	98	1	95	(1)	—	—	3	>100
Wellbutrin	164	(24)	159	(24)	1	>100	4	(29)
Wellbutrin IR, SR	30	(85)	25	(87)	1	>100	4	(34)
Wellbutrin XL	134	>100	134	>100	—	—	—	—
Imigran/Imitrex	177	—	130	5	35	(15)	12	(2)

Lamictal	182	31	113	58	58	(2)	11	14
Requip	32	23	15	40	15	8	2	23

ANTI-VIRALS	606	8	291	12	189	3	126	7

HIV	375	6	186	7	146	2	43	13
Combivir	147	4	70	3	60	6	17	3
Trizivir	75	(12)	38	(12)	32	(15)	5	12
Epivir	73	8	32	—	30	10	11	31
Ziagen	38	1	17	(6)	16	4	5	18
Retrovir	11	8	4	(3)	4	14	3	16
Agenerase, Lexiva	21	66	15	76	4	65	2	(10)

Herpes	183	14	95	24	35	2	53	5
Valtrex	146	20	92	23	23	12	31	18
Zovirax	37	(6)	3	93	12	(13)	22	(9)

Zeffix	34	—	3	6	6	13	25	(4)

ANTI-BACTERIALS	396	(20)	85	(45)	184	(11)	127	(3)
Augmentin	170	(30)	50	(55)	78	(12)	42	(6)
Augmentin IR	135	(17)	19	(41)	76	(13)	40	(5)
Augmentin ES	5	(93)	3	(95)	—	—	2	(12)
Augmentin XR	30	(12)	28	(15)	2	>100	—	—
Zinnat/Ceftin	58	(15)	2	(43)	36	(17)	20	(3)

METABOLIC	324	18	218	17	37	13	69	23
Avandia, Avandamet	287	21	218	17	29	32	40	40

VACCINES	350	23	79	30	156	20	115	24
Hepatitis	109	10	34	(6)	56	19	19	21
Infanrix, Pediarix	100	35	40	63	48	23	12	14

ONCOLOGY & EMESIS	229	5	165	6	42	2	22	2
Zofran	190	7	140	10	32	—	18	1
Hycamtin	24	(7)	15	(14)	8	15	1	(9)

CARDIOVASCULAR & UROGENITAL	280	50	151	36	96	100	33	22
Coreg	115	29	114	33	—	—	1	(52)
Levitra	12	78	5	>100	6	47	1	40
Avodart	23	>100	11	>100	10	>100	2	>100

OTHER	292	8	21	33	107	20	164	—
Zantac	69	(6)	16	23	17	(22)	36	(8)

TOTAL PHARMACEUTICALS	4,487	3	2,114	4	1,397	2	976	5

Pharmaceutical turnover includes co-promotion income.

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CONSUMER HEALTHCARE TURNOVER Year ended 31st December 2004

	£m	Growth /(decline) CER%

Over-the-counter medicines	1,489	2
Analgesics	349	7
Dermatological	193	(14)
Gastrointestinal	256	(1)
Respiratory tract	152	4
Smoking control	341	14
Natural wellness support	156	(1)

Oral care	1,088	4
Nutritional healthcare	636	5

Total	3,213	3

CONSUMER HEALTHCARE TURNOVER Three months ended 31st December 2004

	£m	Growth /(decline) CER%

Over-the-counter medicines	415	—
Analgesics	88	1
Dermatological	48	(12)
Gastrointestinal	67	(3)
Respiratory tract	52	—
Smoking control	107	10
Natural wellness support	43	1

Oral care	283	1
Nutritional healthcare	148	1

Total	846	1

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FINANCIAL REVIEW – PROFIT AND LOSS ACCOUNT

Trading profit

			2003

	2004		Business
			performance		Growth/(decline)
	Statutory	% of	(restated)	% of
	£m	turnover	£m	turnover	CER%	£%

Turnover	20,359	100.0	21,441	100.0	1	(5)

Cost of sales	(4,309)	(21.2)	(4,188)	(19.5)	7	3
Selling, general and administration	(7,061)	(34.7)	(7,579)	(35.4)	(2)	(7)
Research and development	(2,839)	(13.9)	(2,770)	(12.9)	8	2

Trading profit	6,150	30.2	6,904	32.2	(1)	(11)

Overall the trading margin declined 2.0 percentage points as sterling trading profit declined 11% on a sterling turnover decline of 5%. At constant exchange rates trading profit declined 1% and the margin declined 0.7 percentage points, reflecting a 7% increase in cost of sales and an 8% increase in research and development (R&D) expenditure, partly offset by a 2% decline in selling, general and administration (S,G&A), while turnover grew 1%.

Cost of sales increased as a percentage of turnover by 1.7 percentage points. At constant exchange rates the increase was 1.1 percentage points, reflecting the loss of higher margin Paxil IR and Wellbutrin SR sales and adverse product and regional mixes.

S,G&A as a percentage of turnover declined 0.7 percentage points. At constant exchange rates the decline was 1.2 percentage points. The principal reasons for the decline relative to 2003 were lower charges relating to programmes to deliver future cost savings, reduced asset write-downs and other general savings, partly offset by higher provisions for legal matters.

R&D expenditure as a percentage of turnover increased by 1 percentage point, of which 0.2 percentage points were due to currency. The remaining 0.8 percentage point rise principally reflected increased clinical trial activity. Pharmaceuticals R&D expenditure represented 15.9% of pharmaceutical turnover.

Other operating income/(expense)

 Other operating income/(expense) includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals and anti-trust matters and sales, marketing and pricing matters, equity investment carrying value adjustments arising from stock market price changes, royalty income, product disposals and equity investment sales.

Net other operating expense was £60 million compared with £133 million in 2003. The net charge in 2004 reflects lower legal provisions and lower sales of equity investments compared with 2003.

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Taxation

			2003

	2004 £m	Business performance (restated) £m	Statutory (restated) £m

UK Corporation tax at 30%	273	370	383

Overseas taxation	1,394	1,624	1,578
Deferred taxation	(6)	(196)	(272)
Share of associates tax	40	40	40

Taxation	1,701	1,838	1,729

The charge for taxation on profit amounting to £1,701 million represents an effective tax rate of 27.8% (2003 – 27.4%) which represents an increase of 0.4 percentage points, primarily attributable to the higher effective tax rate on the disposal of Quest shares during 2004.

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions, can produce conflicting claims from revenue authorities as to the profits to be taxed in individual territories. Resolution of such issues is a continuing fact of life for GlaxoSmithKline. The Group has open issues with the revenue authorities in the USA, UK, Japan and Canada. By far the largest relates to Glaxo heritage products, in respect of which the US Internal Revenue Service (IRS) and UK Inland Revenue have made competing and contradictory claims.

GlaxoSmithKline has attempted to settle the US dispute, first through direct discussion with the IRS and subsequently through discussions between the US and UK authorities under the terms of the double tax convention between the two countries and discussions were terminated in July 2003. On 6th January 2004, the IRS issued a Notice of Deficiency for the years 1989-1996 claiming additional taxes of $2.7 billion. On 2nd April 2004 the Group filed a petition in the US Tax Court disputing the IRS claim and seeking a refund of $1 billion in taxes. On 25th January 2005 the IRS issued a further Notice of Deficiency for the years 1997-2000 claiming additional taxes of $1.9 billion. If the IRS claims for the years 1989-2000 were upheld, the Group would additionally be liable for interest on late payment, estimated to amount to $3.0 billion at 31st December 2004, giving a total of $7.6 billion for the years 1989-2000. The Group expects to file a petition against the claims for 1997-2000 in April 2005, including a further claim for refund of taxes, and will ask the Tax Court to consolidate the IRS claims for all the years 1989-2000 into a single trial. A provisional trial date for the 1989-1996 claims has been set for October 2006. As similar tax issues remain open for 2001 to date, GlaxoSmithKline expects to receive further claims by the IRS for these years.

GlaxoSmithKline continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the USA, are more than sufficient to reflect the activities of its US operations.

The company is in continuing discussions with the Inland Revenue in respect of UK transfer pricing disputes.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. However, there continues to be a wide difference of views between the Group, the IRS, the Inland Revenue and other relevant taxation authorities where open issues exist. The ultimate liability for such matters may vary from amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Except as shown in this Results Announcement, no provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiary and associated undertakings, on the grounds that no remittance of profit retained at 31st December 2004 is required in such a way that incremental tax will arise.

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Appropriations	2004 £ m	2003 (restated) £ m

Net profit attributable to shareholders	4,302	4,478
Dividends	(2,402)	(2,374)

Retained profit	1,900	2,104

	Pence per share	2004 £m	Pence per share	2003 £ m

Dividends
First interim – paid 1st July 2004	10	575	9	524
Second interim – paid 30th September 2004	10	573	9	522
Third interim – paid 6th January 2005	10	571	9	520
Fourth interim – payable 7th April 2005	12	683	14	808

	42	2,402	41	2,374

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares, at 31st December 2004 was 5,694 million (31st December 2003: 5,772 million).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2004 £m	2003 (restated) £m

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	4,302	4,478
Exchange movements on overseas net assets	(54)	113
Tax on exchange movements and unrealised gains	(73)	(92)
Unrealised (loss)/profit on disposal of intellectual property	(1)	7

TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE PERIOD	4,174	4,506

Prior period adjustment – implementation of UITF 17 (revised) and UITF 38	368

TOTAL RECOGNISED GAINS AND LOSSES SINCE 31st DECEMBER 2003	4,542

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SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT Year ended 31st December 2004

	2004 £m	2003 (restated) £m

OPERATING PROFIT	6,090	6,376
Depreciation and other non-cash items	930	1,066
Increase in working capital	(158)	(387)
Decrease in net liabilities	(335)	(50)

NET CASH INFLOW FROM OPERATING ACTIVITIES	6,527	7,005

Dividends received from associates	11	1
Returns on investment and servicing of finance	(252)	(231)
Taxation paid	(1,583)	(1,917)

	4,703	4,858

Purchase of tangible fixed assets	(865)	(869)
Sale of tangible fixed assets	53	46
Purchase of intangible fixed assets	(178)	(193)

	(990)	(1,016)
Purchase of equity investments	(103)	(63)
Sale of equity investments	58	125

Capital expenditure and financial investment	(1,035)	(954)

Disposal of interests in associates	188	—
Investment in joint ventures and associates	(2)	(3)
Business disposals	42	3
Purchase of businesses	(297)	(12)

Acquisitions and disposals	(69)	(12)

Equity dividends paid	(2,475)	(2,333)

NET CASH INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	1,124	1,559

Issue of ordinary share capital	42	41
Proceeds from own shares for employee share options	23	26
Purchase of shares for cancellation	(201)	(980)
Purchase of Treasury shares	(799)	—
Redemption of preference shares issued by a subsidiary	(489)	—
Other financing cash flows	49	82
Exchange movements	24	(37)
Other non-cash movements	(109)	(4)

(INCREASE)/DECREASE IN NET DEBT IN PERIOD	(336)	687

NET DEBT AT BEGINNING OF PERIOD	(1,648)	(2,335)

NET DEBT AT END OF PERIOD	(1,984)	(1,648)

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SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT Three months ended 31st December 2004

	Q4 2004 £m	Q4 2003 (restated) £m

OPERATING PROFIT	1,322	1,136
Depreciation and other non-cash items	225	335
Increase in working capital	(60)	(147)
Decrease in net liabilities	(81)	(17)

NET CASH INFLOW FROM OPERATING ACTIVITIES	1,406	1,307

Dividends received from associates	3	—
Returns on investment and servicing of finance	(55)	(38)
Taxation paid	(467)	(351)

	887	918

Purchase of tangible fixed assets	(324)	(336)
Sale of tangible fixed assets	15	14
Purchase of intangible fixed assets	(45)	(76)

	(354)	(398)
Purchase of equity investments	(26)	(41)
Sale of equity investments	3	8

Capital expenditure and financial investment	(377)	(431)

Disposal of interest in associate	132	—
Business disposals	42	—
Purchase of businesses	9	—

Acquisitions and disposals	183	—

Equity dividends paid	(56)	(523)

NET CASH INFLOW/(OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	637	(36)

Issue of ordinary share capital	17	15
Proceeds from own shares for employee share options	7	8
Purchase of shares for cancellation	—	(173)
Purchase of Treasury shares	(267)	—
Other financing cash flows	19	(11)
Exchange movements	5	(5)
Other non-cash movements	(11)	(4)

DECREASE/(INCREASE) IN NET DEBT IN PERIOD	407	(206)

NET DEBT AT BEGINNING OF PERIOD	(2,391)	(1,442)

NET DEBT AT END OF PERIOD	(1,984)	(1,648)

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BALANCE SHEET

	31st December 2004 £m	31st December 2003 (restated) £m

Goodwill	139	143
Intangible fixed assets	2,003	1,697
Tangible fixed assets	6,471	6,441
Investments	332	294

FIXED ASSETS	8,945	8,575

Equity investments	153	164
Stocks	2,192	2,109
Debtors	7,309	6,897
Liquid investments	2,818	2,493
Cash at bank	1,161	962

CURRENT ASSETS	13,633	12,625

Loans and overdrafts	(1,582)	(1,452)
Other creditors	(7,140)	(7,019)

CREDITORS: amounts due within one year	(8,722)	(8,471)

NET CURRENT ASSETS	4,911	4,154

TOTAL ASSETS LESS CURRENT LIABILITIES	13,856	12,729

Loans	(4,381)	(3,651)
Other creditors	(244)	(232)

CREDITORS: amounts due after one year	(4,625)	(3,883)

PROVISIONS FOR LIABILITIES AND CHARGES	(3,029)	(3,042)

NET ASSETS	6,202	5,804

Called up share capital	1,484	1,487
Share premium account	304	264
Other reserves	(644)	(804)
Profit and loss account	4,781	4,112

EQUITY SHAREHOLDERS' FUNDS	5,925	5,059

Non-equity minority interests	—	503
Equity minority interests	277	242

CAPITAL EMPLOYED	6,202	5,804

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RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	2004 £m	2003 (restated) £ m

Equity shareholders' funds as previously reported	7,720	6,581
Prior period adjustment – implementation of UITF 17 (revised) and UITF 38	(2,661)	(2,741)

Equity shareholders' funds at beginning of period as restated	5,059	3,840
Total recognised gains and losses for the period	4,174	4,506
Dividends	(2,402)	(2,374)
Ordinary shares issued	42	41
Ordinary shares purchased and cancelled	(201)	(980)
Ordinary shares purchased and held as Treasury shares	(799)	—
Proceeds from own shares for employee share options	23	26
Employee share schemes	3	7
Goodwill written back	20	—
Exchange movements on goodwill written off to reserves	6	(7)

Equity shareholders' funds	5,925	5,059

FINANCIAL REVIEW – CASH FLOW AND BALANCE SHEET

Cash flow

Operating cash flow was £6,527 million in 2004. This represents a decrease of £478 million over 2003. This reduced inflow was mainly due to the negative impact of foreign exchange and the settlement of some legal issues. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on tangible assets and dividend payments, together amounting to £4,923 million. The £297 million purchase of business relates to the acquisition of Fraxiparine and Arixtra product rights together with an associated manufacturing plant from Sanofi-Synthelabo. Receipts of £65 million arose from the exercise of share options: £23 million from the utilisation of shares held by the Employee Share Ownership Plan (ESOP) Trusts and £42 million from the issue of new shares. In addition, £201 million was spent on purchasing the company’s own shares for cancellation and £799 million on purchasing Treasury shares.

Net assets

The book value of net assets increased by £398 million from £5,804 million at 31st December 2003 to £6,202 million at 31st December 2004.

Fixed asset investments comprise investments in associates, joint ventures and long-term equity investments. The carrying value of associates, joint ventures and equity investments was £485 million and the market value was £1,292 million.

Following the implementation of UITF 38 investments in own shares held by the ESOP Trusts are now shown as a deduction from equity shareholders’ funds.

Equity shareholders' funds

Equity shareholders' funds have been restated at 31st December 2003 to £5,059 million. At 31st December 2004 these had increased to £5,925 million. The increase arises from retained earnings partially offset by shares purchased and cancelled, Treasury shares purchased and exchange movements on overseas net assets.

At 31st December 2004 the ESOP Trusts held 173.7 million GSK ordinary shares, at a book value of £2,574 million and a market value of £2,123 million, against the future exercise of share options and share awards, which have been deducted from other reserves. At 31st December 2004 GSK also held 69.9 million shares as Treasury shares, at a cost of £799 million, which has been deducted from profit and loss account reserves.

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Legal matters

The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, and governmental investigations and related private litigation. The Group makes provision for those proceedings on a regular basis as summarised under ‘Legal and other disputes’ on page 6. The Group may make additional significant provisions for such legal proceedings, as required in the event of further developments in those matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence can occur. The Group could in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition and results of operations.

Intellectual property claims include challenges to the validity of the Group’s patents on various products or processes, and/or assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

Legal expenses incurred, relating to the defence of the Group’s intellectual property, and litigation costs and provisions related to product liability claims on existing products, are charged to selling, general and administration costs. Litigation costs and provisions relating to legal claims on withdrawn products, anti-trust matters and selling, marketing and pricing matters are charged to other operating income/expense. At 31st December 2004 the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 14) was just over £1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments since the date of the Annual Report as previously updated by the legal proceedings note to the results announcements for the first, second and third quarters of 2004 are set out below:

Intellectual Property

With respect to Teva Pharmaceutical USA Inc.’s challenge to the validity of the Group’s US patent covering Lamictal, which expires in January 2009 (including expected paediatric exclusivity), the trial concluded in January 2005. Following the trial the parties have reached an agreement in principle in settlement of the litigation.

With respect to the US patents related to Wellbutrin XL, in December 2004 Biovail commenced actions in the US District Court for the Central District of California against Anchen Pharmaceuticals and in the US District Court for the Southern District of Florida against Abrika Pharmaceuticals, in each case alleging infringement of Biovail formulation patents for Wellbutrin XL. Those patents expire in 2018. Each of Anchen and Abrika had filed an ANDA with the FDA with a certification of invalidity or non-infringement of the Biovail patents. FDA approval of each of those ANDAs is stayed until the earlier of May 2007 or resolution of the applicable patent infringement action. The Group is a party to the action as a licensee under those patents and owner of the New Drug Application for Wellbutrin XL. Both cases are in their early stages.

With respect to the patent infringement and validity proceedings initiated by Pfizer regarding the marketing and sale of Levitra by Bayer and GlaxoSmithKline, in December 2004 the parties entered into a global agreement to settle all claims.

In February 2005, Merck & Co. and the Group announced a co-license and settlement agreement for certain patent rights related to human papillomavirus (HPV) vaccine. The Group will receive an upfront payment and royalties from Merck based upon sales of an HPV vaccine upon development and launch. The agreement resolves competing intellectual property claims related to the Merck and GlaxoSmithKline HPV vaccines, respectively.

Manufacturing

Following the inspection in October 2003, the FDA carried out a further inspection of the Cidra, Puerto Rico, manufacturing facility in November 2004. The FDA subsequently issued two Forms 483 (observations of possible deficiencies in manufacturing practices) covering a variety of issues. The Group continues to cooperate with the FDA in responding to the observations contained in the two Forms 483, but there can be no assurance as to any remedy the FDA may ultimately seek.

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Anti-trust litigation

With respect to the anti-trust complaint of Lek Pharmaceuticals regarding Augmentin, a trial date has been set for 15th March 2005 in the US District Court for the Eastern District of Virginia.

Developments with respect to tax matters are described in ‘Taxation’ on page 14.

Risk factors

Cautionary statement regarding forward-looking statements

The Group's reports filed with or furnished to the US Securities and Exchange Commission (the Commission), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group may contain, forward-looking statements. Forward-looking statements give the Group's current expectations or forecasts of future events. These statements may be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. The Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. The Group cautions that a number of important factors including those in this document could cause actual results to differ materially from those contained in any forward-looking statement. Among the factors that could cause the Group’s actual results to differ materially from expected and historical results are the following: challenges by generic manufacturers to the patent protection for a number of the Group’s major products in the USA and Europe; legal defence costs, insurance expenses, settlement costs, and the risk of an adverse decision or settlement related to product liability, anti-trust, governmental investigations, tax disputes and other legal proceedings; the success of research and development activities and the speed with which regulatory authorisations, pricing approvals, and product launches may be achieved; significant product innovations, technical advances or the intensification of price competition by competitors affecting the Group’s marketed products; the ability to market successfully both new and existing products; disruptions in the supply of products if regulatory agencies such as the FDA assert that they are not being manufactured in accordance with current good manufacturing practices; related disgorgement or other remedies; legislation or regulations in markets affecting product pricing, reimbursement, or access; trends in the USA toward managed care and health care cost containment, including state initiatives to control costs through importation from other countries and bulk purchasing of drugs; the impact of the US Medicare Prescription Drug Improvement and Modernization Act of 2003; contingencies related to actual or alleged environmental contamination; fluctuations in exchange rates between sterling and the currencies for other countries in which the Group conducts substantial operations, particularly the US dollar and the Euro; disruption of the Group’s information technology systems for internal communication and communication with customers and suppliers; changes in inflation and interest rates, foreign currency exchange rates and controls or other economic, political, legal and regulatory factors; changes in the tax laws or in their applications in the UK and other jurisdictions; and new or revised accounting standards and rules promulgated from time to time by UK, US or International accounting standard-setting boards. With the adoption of International Financial Reporting Standards (IFRS), changes in the market valuation of certain financial instruments (such as the equity collar linked to the Group’s investment in Quest Diagnostics, the put and call options linked to the Group’s strategic alliance with Theravance and impairments of equity investments) will be reflected in the Group’s reported results before those gains or losses are actually realised and could have a significant impact on the profit and loss statement in any given period. A further list and description of risks, uncertainties, and other matters can be found in the Group's Annual Report on Form 20-F for the year ended 31st December 2003, and in its periodic reports on Forms 6-K.

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EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	Q4 2004	Q4 2003	2004	2003

Average rates:
£/US$	1.86	1.73	1.83	1.64
£/Euro	1.44	1.45	1.47	1.45
£/Yen	197.00	191.00	197.00	191.00
Period end rates:
£/US$	1.92	1.79	1.92	1.79
£/Euro	1.41	1.42	1.41	1.42
£/Yen	197.00	192.00	197.00	192.00

During 2004 average sterling exchange rates were stronger against the US dollar, the Euro and the Yen compared with 2003. Comparing 2004 period end rates with 2003 period end rates, sterling was stronger against the US dollar and the Yen, but marginally weaker against the Euro.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement for the period ended 31st December 2004 is prepared in accordance with the accounting policies expected to apply in 2004. These are unchanged from those set out in the Annual Report 2003, except that during 2004 UITF Abstract 38 'Accounting for ESOP trusts' and related amendments to Abstract 17 'Employee share schemes' have been implemented. UITF 38 changes the presentation of an entity's own shares held in an ESOP trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders' funds. UITF 17 (revised) requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the intrinsic value of the award).

Data for market share and market growth rates relate to the year ended 30th September 2004 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

During the years 2000 to 2003, business performance was the primary performance measure used by management and was presented after excluding merger items, integration and restructuring costs and disposals of businesses, as management believed that exclusion of these items provided a better comparison of business performance for the periods presented. For 2004, with the completion of these programmes, the Group is reporting results on a statutory basis only. Growth rates are presented comparing 2004 results both with 2003 business performance results and 2003 statutory results. Management considers that the comparison of 2004 statutory results with 2003 business performance results gives the most appropriate indication of the Group's performance for the period under review and therefore commentaries are presented on this basis unless otherwise stated.

In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

The profit and loss account, statement of total recognised gains and losses and cash flow statement for the year ended, and the balance sheet at, 31st December 2003 have been derived from the full Group accounts for that period, after adjusting for the implementation of UITF 17 (revised) and UITF 38, which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

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INVESTOR INFORMATION

Preliminary Announcement of Annual Results 2004
This Announcement was approved by the Board of Directors on Thursday 10th February 2005.

Financial calendar
The company will announce first quarter 2005 results on 28th April 2005. The first interim dividend for 2005 will have an ex-dividend date of 11th May 2005 and a record date of 13th May 2005 and will be paid on 7th July 2005.

Internet
This Announcement, and other information about GSK, is available on the company's website at: http://www.gsk.com.

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INCOME STATEMENT Year ended 31st December 2004 Summary of IFRS adjustments

Following a European Union Regulation issued in 2002, GSK will move to reporting its financial results in accordance with IFRS from 1st January 2005. Detailed information on the restatement of the 2004 results is published separately today, is available on www.gsk.com and is summarised below.

UK GAAP	Customer allowances (Note 1)	Share- based payments (Note 2)	Amortisation of goodwill and intangible assets (Note 3)	Pensions and OPEBs (Note 4)	Deferred tax on inter- company items (Note 5)	Other	IFRS
£m	£m	£m	£m	£m	£m	£m	£m

Turnover	20,359	(373)	—	—	—	—	—	19,986

Cost of sales	(4,309)	14	(36)	—	(16)	—	(13)	(4,360)

Gross profit	16,050	(359)	(36)	—	(16)	—	(13)	15,626

Selling, general and administration	(7,061)	359	(182)	(15)	(3)	—	(3)	(6,905)

Research and development	(2,839)	—	(91)	43	(17)	—	—	(2,904)

Trading profit	6,150	—	(309)	28	(36)	—	(16)	5,817

Other operating income/(expense)	(60)	—	—	—	—	—	(1)	(61)

Operating profit	6,090	—	(309)	28	(36)	—	(17)	5,756

Profit on disposal of interest in associates	138	—	—	11	—	—	—	149

Business disposals	(1)	—	—	1	—	—	—	—

Share of profits/(losses) of joint ventures and associates	95	—	—	14	—	—	(49)	60

Profit before interest	6,322	—	(309)	54	(36)	—	(66)	5,965

Net interest payable	(203)	—	—	—	—	—	17	(186)

Profit before taxation	6,119	—	(309)	54	(36)	—	(49)	5,779

Taxation	(1,701)	—	(5)	(3)	13	(110)	49	(1,757)

Profit after taxation	4,418	—	(314)	51	(23)	(110)	—	(4,022)

Minority interests	(114)	—	—	—	—	—	2	(112)
Preference share dividends	(2)	—	—	—	—	—	—	(2)

Profit attributable to shareholders	4,302	—	(314)	51	(23)	(110)	2	3,908

Earnings per share	75.0	p	—	(5.5	)p	0.9	p	(0.4	)p	(1.9	)p	—	68.1	p

Notes:
1.	Reclassification of certain marketing and promotional expenditure to turnover.
2.	Charge for share options and awards granted to employees.
3.	Non-amortisation of goodwill and delay in commencement of amortisation of intangible assets.
4.	Change in methodology of recognising pension and other post-employment benefits liabilities.
5.	Change in methodology for calculating deferred tax on intercompany items. Most of the effect in 2004 is not expected to recur.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: February 10, 2005

By:	/s/ Simon Bicknell

SIMON BICKNELL

Authorised Signatory for and on behalf of GlaxoSmithKline plc